UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2025

Commission file number: 001-38350

Lithium Americas (Argentina) Corp.

(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F ☐         Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas (Argentina) Corp.
(Registrant)

By:	“Samuel Pigott”
Name:	Samuel Pigott
Title:	President and Chief Executive Officer

Dated: January 14, 2025

EXHIBIT INDEX

Exhibit	Description

99.1	NI 43-101 Technical Report – Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina with an effective date of December 31, 2024

99.2	News Release dated January 8, 2025